SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)*

CLARK HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18145M 109

(CUSIP Number)

James J. Martell

330 Madison Avenue, Sixth Floor

New York, NY 10017

(646) 495-5155

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James J. Martell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,240,065
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,240,065
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,065
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 3 of 9 Pages

This Schedule 13D is filed by James J. Martell with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Clark Holdings Inc., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 12,196,893 shares of Common Stock outstanding as of March 14, 2008. *

* The Issuer held a special meeting in lieu of annual meeting of stockholders on February 11, 2008 (“Special Meeting”). Among the proposals presented at the Special Meeting was a proposal (“Acquisition Proposal”) to authorize and approve the transactions contemplated by the Stock Purchase Agreement (“Acquisition Agreement”) dated May 18, 2007, as amended, among the Issuer, The Clark Group, Inc. (“Clark”) and the stockholders of Clark. Pursuant to the Issuer’s Amended and Restated Certificate of Incorporation, as in effect at the time of the Special Meeting, stockholders (“Public Stockholders”) who own shares of Common Stock (“Public Shares”) purchased in the Issuer’s initial public offering (“IPO”) have the right to convert such shares into a pro rata portion of the trust fund that was established at the time of the IPO to hold proceeds from the IPO for the benefit of the Public Stockholders. Public Stockholders are eligible to so convert their Public Shares if they (i) held the shares as of the record date for the Special Meeting and at all times thereafter and (ii) voted the shares against the Acquisition Proposal and elected conversion. To perfect their rights, Public Shareholders must surrender their shares for cancellation prior to March 31, 2008. As of March 14, 2008, holders of 178,600 Public Shares have satisfied the eligibility requirements but have not surrendered their shares (“Additional Conversion Shares”). Therefore, the number of outstanding shares of Common Stock may be reduced by up to an additional 178,600 shares.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 121 New York Avenue, Trenton, New Jersey 08638.

Item 2. Identity and Background.

Mr. Martell’s business address is 330 Madison Avenue, Sixth Floor, New York, New York 10017. Mr. Martell is chairman of the Issuer’s board of directors. Mr. Martell is a citizen of the United States. Mr. Martell has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Martell has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Sources of Funds.

Mr. Martell used his personal funds to purchase all the shares of Common Stock described in this Schedule 13D.

Item 4. Purpose of Transaction.

(i) Mr. Martell acquired the securities described in this Schedule 13D for investment purposes.** Mr. Martell may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Mr. Martell holds warrants to purchase 431,818 shares of Common Stock, which are currently exercisable.

(ii) At the date of this Statement, Mr. Martell, except as set forth in this Statement, and consistent with Mr. Martell’s position as chairman of the board of directors of the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 5 of 9 Pages

** As previously reported on the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2008, Mr. Burns engaged in a series of transactions with the purpose of enabling him to acquire Public Shares and vote such shares in favor of the proposals that were presented at the Special Meeting, including the Acquisition Proposal. The Acquisition Proposal was approved at the Special Meeting and the Issuer acquired all of the outstanding capital stock of Clark, as contemplated by the Acquisition Agreement. Upon the closing of the Acquisition, which occurred on February 12, 2008 (“Closing”), Mr. Burns ceased to hold those shares of Common Stock acquired prior to such date for any purpose other than investment purposes. Mr. Burns has at all times held shares of Common Stock acquired after such date for investment purposes only.

Item 5. Interest in Securities of the Issuer.

Mr. Martell is the beneficial owner of 1,240,065 shares of Common Stock of the Issuer, representing 9.8% (or 10%, if the Additional Conversion Shares are surrendered and canceled) of the Issuer’s outstanding Common Stock. This amount represents (i) 808,247 shares of the Issuer’s Common Stock held directly by Mr. Martell and (ii) 431,818 shares of the Issuer’s Common Stock issuable upon the exercise of warrants held by Mr. Martell, which are currently exercisable. Mr. Martell has sole voting and dispositive power over all 1,240,065 shares. This amount does not include 10,000 shares of Common Stock issuable upon the exercise of options that are not currently exercisable and will not become exercisable within 60 days.

In the past 60 days, Mr. Martell effected the following transactions in the Issuer’s Common Stock:

(i) On February 1, 2008, pursuant to the Founders Agreement (as defined below), Mr. Martell purchased 107,747 shares of Common Stock in privately negotiated transactions at $8.00 per share.

(ii) On February 8, 2008, Mr. Martell entered into the Clark II Agreement (as defined below). Under the agreement, Mr. Martell wrote the Put Option (as defined below) in favor of Cherokee Capital Management, LLC (“Cherokee,” formerly known as Clark-GLAC Investment, LLC) covering 40,000 shares of Common Stock.

(iii) On February 12, 2008, pursuant to the Clark I Agreement (as defined below) and the Clark II Agreement, Mr. Martell transferred 139,500 shares of Common Stock to Cherokee as consideration for it engaging in certain purchases described under Item 6 of this Schedule 13G.

(iv) On February 28, 2008, Cherokee exercised the Put Option and, on March 6, 2008, Mr. Martell purchased the 40,000 shares of Common Stock covered by the Put Option from Cherokee at $8.03 per share.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 6 of 9 Pages

(v) On March 13, 2008, the Issuer granted Mr. Martell an option to purchase 10,000 shares of Common Stock at an exercise price of $4.06 per share, the closing price on such date. The option vests semi-annually over three years in equal installments. The shares issuable upon exercise of the option are not included among the 1,156,741 shares beneficially owned by Mr. Martell, because the option is not currently exercisable and will not become exercisable within 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(i) On February 21, 2006, Mr. Martell entered into an agreement (“Lock-Up Agreement”) with BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Pursuant to the Lock-Up Agreement, Mr. Martell is prohibited from selling or otherwise transferring, subject to certain limited exceptions, the 800,000 shares of Common Stock that he received prior the Issuer’s initial public offering (“Lock-Up Shares”) until six months after the Issuer completes a business combination, which it did on February 12, 2008.

(ii) On December 21, 2006, Mr. Martell entered into a warrant purchase agreement (“Warrant Purchase Agreement”) with the Issuer. The Issuer issued 2,272,727 warrants simultaneously with its initial public offering. Pursuant to Warrant Purchase Agreement, Mr. Martell purchased 431,818 of such warrants for $1.10 per warrant, each warrant to purchase one share of the Issuer’s Common Stock at $6.00 per share. Under the Warrant Purchase Agreement, the warrants are subject to the same restrictions on transfer set forth in the Lock-Up Agreement.

(iii) On December 21, 2006, Mr. Martell entered into a registration rights agreement (“Registration Rights Agreement”) with the Issuer. The holders of a majority of the shares issued prior to the Issuer’s initial public offering, including the shares of common stock underlying the warrants purchased simultaneously with the initial public offering (“Registrable Securities”), will be entitled to make up to two demands that the Issuer register the Registrable Securities. The holders of the majority of the Registrable Securities can elect to exercise these registration rights at any time subsequent to six months after the lock-up period specified in the Lock-Up Agreement. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to such date.

(iv) On February 1, 2008, Mr. Martell entered into an agreement with Cherokee, Gregory E. Burns, Maurice Levy, Mitchel Friedman and the Issuer (“Clark I Agreement”). Pursuant to the Clark I Agreement, (a) Cherokee purchased 2,380,000 Public Shares in open market transactions or in non-market transactions from persons who indicated their intention to vote against the Acquisition Proposal and to convert their Public Shares into a pro rata portion of the trust fund established for the benefit of holders of Public Shares in connection with the Issuer’s initial public offering and agreed to vote such shares in favor of the Acquisition Proposal and the other proposals presented for consideration at the Special Meeting; and (b) after the approval of the Acquisition

CUSIP No. 18145M 109	SCHEDULE 13D	Page 7 of 9 Pages

Proposal and the consummation of the transactions contemplated by the Acquisition Agreement, certain of the individuals party to the Clark I Agreement transferred to Cherokee an aggregate of 380,000 shares of common stock of the Issuer that they acquired prior to the Issuer’s initial public offering, subject to the escrow and lock-up restrictions placed upon such shares in connection with the initial public offering. Of such 380,000 shares, 102,000 were transferred by Mr. Martell.

(v) On February 1, 2008, Mr. Martell entered into an agreement with Gregory E. Burns, Edward Cook, Donald McInnes, Charles Royce and the Issuer (“Founders Agreement,” and the parties thereto, “Founders”). Pursuant to the Founders Agreement, the Founders purchased an aggregate of 299,800 Public Shares in open market transactions or in non-market transactions from persons who had indicated their intention to vote against the Acquisition Proposal and to convert their Public Shares into a pro rata portion of the trust fund established for the benefit of holders of Public Shares in connection with the Issuer’s initial public offering and agreed to vote such Public Shares in favor of the Acquisition Proposal and the other proposals presented for consideration at the special meeting. Of such 299,800 shares, 107,747 were purchased by Mr. Martell.

(vi) On February 8, 2008, Mr. Martell entered into an agreement with Cherokee, Gregory E. Burns, Maurice Levy, Mitchel Friedman and the Issuer (“Clark II Agreement”), pursuant to which Cherokee purchased 820,000 Public Shares from persons who had indicated their intention to vote against the Acquisition Proposal. The Issuer granted Cherokee demand and piggy-back registration rights with respect to the 820,000 shares, subject to a 180-lock up provision, with release from the lock-up to be allowed for block trades or other significant trades that are effected in an orderly manner. Pursuant to the Clark II Agreement, Messrs. Martell, Burns and Royce gave Cherokee a 30-day “put” option that required them, upon exercise by Cherokee, to purchase 120,000 of such 820,000 shares from Cherokee at $8.03, the price at which they were purchased by Cherokee (“Put Option”). Upon exercise of the put option, Messrs. Martell, Burns and Royce obtained similar registration rights to those granted to Cherokee. Messrs. Martell and Burns also transferred 37,500 shares each of Issuer common stock to Cherokee, subject to the release of such shares from escrow held pursuant to an agreement entered into upon the Closing, and Mitchel Friedman transferred 25,000 shares to the Cherokee, making a total of 480,000 shares transferred to Cherokee pursuant to the Clark I Agreement and the Clark II Agreement.

(vii) On February 12, 2008, Mr. Martell entered into an agreement (“Escrow Agreement”) with the Issuer and The Bank of New York, pursuant to which Mr. Martell placed 400,000 of the Lock-Up Shares in escrow (“Escrow Shares”). The Escrow Shares will be released from escrow if, and only if, prior to February 12, 2013, the last sales price of the Issuer’s Common Stock equal or exceeds $11.50 per share for any 20 trading days within a 30 day trading day period. If such condition is not met, the shares placed in escrow will be cancelled. The release condition may not be waived by the Issuer or by its board of directors in any circumstances. The terms of the Escrow Agreement restrict Mr. Martell from selling or otherwise transferring the Escrow Shares during the period the escrow arrangement is in effect, subject to certain limited exceptions.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 8 of 9 Pages

Item 7. Material to be filed as Exhibits.

1.

Form of Lock-up Agreement entered into by and between BB&T Capital Markets, a division of Scott & Stringfellow, Inc., and each of the Initial Stockholders (incorporated by reference from Exhibit 10.3 to Amendment No. 3 of the Issuer’s Registration Statement on Form S-1 (File No. 333-128591) filed on January 6, 2006).

2.

Form of Initial Stockholder Warrant Purchase Agreement entered into by and among the Issuer and each of the Initial Stockholders (incorporated by reference from Exhibit 10.9 to Amendment No. 6 of the Issuer’s Registration Statement on Form S-1 (File No. 333-128591) filed on February 9, 2006).

3.

Form of Registration Rights Agreement entered into by and among the Issuer and each of the Initial Stockholders (incorporated by reference from Exhibit 10.7 to Amendment No. 6 of the Issuer’s Registration Statement on Form S-1 (File No. 333-128591) filed on February 9, 2006).

4.

Agreement dated February 1, 2008, among Clark-GLAC Investment, LLC, James J. Martell, Gregory E. Burns, Maurice Levy, Mitchel Friedman and Global Logistics Acquisition Corporation (incorporation by reference to the Issuer’s Current Report on Form 8-K, filed on February 1, 2008).

5.

Agreement dated February 1, 2008, among James J. Martell, Gregory E. Burns, Donald McInnes, Charles Royce, Edward Cook and Global Logistics Acquisition Corporation (incorporation by reference to the Issuer’s Current Report on Form 8-K, filed on February 1, 2008).

6.

Agreement dated February 8, 2008, among Clark-GLAC Investment, LLC, James J. Martell, Gregory E. Burns, Charles Royce and Mitchel Friedman, and Global Logistics Acquisition Corporation (incorporated by reference to the Issuer’s Current Report on Form 8-K, filed on February 8, 2008, as amended on February 20, 2008).

7.

Stockholder Escrow Agreement, dated February 12, 2008, by and among the Issuer, the parties listed under Stockholders on the signature page thereto and The Bank of New York (incorporated by reference to Annex I of the Issuer’s Definitive Proxy Statement (No. 001-32735), filed January 28, 2008)

CUSIP No. 18145M 109	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 17, 2008

/s/ James J. Martell
James J. Martell